Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1 ——	Name and Address of Company

Caledonia Mining Corporation (the “Company”)
36 Toronto Street, Suite 1000
Toronto, Ontario
M5C 2C5

ITEM 2 ——	Date of Material Change

8-Dec-14

ITEM 3 ——	News Release

A News Release was disseminated on December 8, 2014 through Marketwired – Toronto, Ontario.

ITEM 4 ——	Summary of Material Change

Mr Stefan Hayden Resigns as a Non Executive Director.

ITEM 5 ——	Full Description of Material Change

For further information, attached hereto is a copy of the News Release.

ITEM 6 ——	Reliance on Section 7.1(2) of National Instrument 51-102

N/A.

ITEM 7 ——	Omitted Information

N/A.

ITEM 8 ——	Executive Officer

For further information, please contact:

Mark Learmonth

T: +27 11 447 2499

ITEM 9 ——	Date of Report

8-Dec-14

Caledonia Mining Corporation
(TSX: CAL, OTCQX: CALVF, AIM: CMCL)

Resignation of Mr Stefan Hayden as a Non Executive Director

December 8, 2014.  Caledonia Mining Corporation (“Caledonia”) announces the resignation of Mr Stefan Hayden as a non executive director with immediate effect.

Mr Hayden has been a director of Caledonia since June 1996. He served as Chairman of Caledonia from January 1997 to February 2005.  From June 1997, Mr Hayden served as Chief Executive Officer and President until he stepped down on November 18, 2014  but retained the position of a non executive director.

Mr Hayden served on the corporate governance, nominating, disclosure, technical and strategic planning committees; his responsibilities on those committees will be taken up by other non-executive directors.

Caledonia Mining Corporation Mark Learmonth Tel: +27 11 447 2499 marklearmonth@caledoniamining.com	Numis John Prior/Paul Gillam/James Black Tel: +44 20 7260 1000

Blytheweigh Tim Blythe/Halimah Hussain Tel: +44 20 7138 3204	WH Ireland Adrian Hadden/James Bavister Tel: +44 20 7220 1751